UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

Innotrac Corporation

Name of Subject Company (issuer)

Blue Eagle Holdings, L.P.

Blue Eagle Acquisition Sub, Inc.

Blue Eagle GP, LLC

Sterling Capital Partners IV, L.P.

SC Partners IV, L.P.

Sterling Capital Partners IV, LLC

Innotrac Corporation

Scott D. Dorfman

(Names of Filing Persons)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

45767M109

(CUSIP Number of Class of Securities)

M. Avi Epstein

General Counsel

Sterling Fund Management, LLC

401 North Michigan Avenue, Suite 3300

Chicago, Illinois 60611

(312) 465-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Jeffrey R. Patt Mark D. Wood Katten Muchin Rosenman LLP 525 West Monroe Street Chicago, Illinois 60661 (312) 902-5200	David A. Stockton Kilpatrick Townsend & Stockton LLP 1100 Peachtree St., Suite 2800 Atlanta, GA 30309 (404) 815-6500	Bruce D. Wanamaker Ledbetter Wanamaker Glass LLP 400 Colony Square, Suite 1501 1201 Peachtree Street, NE Atlanta, Georgia 30361 (404) 835-9502

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Calculation of Filing Fee
TRANSACTION VALUATION*		AMOUNT OF FILING FEE**
$111,400,608		$14,348.40
*	Estimated solely for purposes of calculating the filing fee only. The transaction value was calculated on the basis of (i) 13,585,440 shares of common stock, par value $0.10 per share, of Innotrac Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (a) 13,245,440 Shares issued and outstanding as of December 2, 2013, and (b) 340,000 Shares issuable upon the exercise of outstanding options), multiplied by (ii) the offer price of $8.20 per Share.
**	The amount of the filing fee is calculated, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by 0.0001288.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $14,348.40		Filing Parties: Blue Eagle Acquisition Sub, Inc., Blue Eagle Holdings, L.P., Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P. and Sterling Capital Partners IV LLC
Form or Registration No.: Schedule TO		Date Filed: December 4, 2013

INTRODUCTION

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Transaction Statement on Schedule 13E-3, originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013, as amended by Amendment No. 1 thereto (“Amendment No. 1”), filed with the SEC on December 5, 2013, Amendment No. 2 thereto (“Amendment No. 2”), filed with the SEC on December 12, 2013, and Amendment No. 3 thereto (“Amendment No. 3”), filed with the SEC on December 23, 2013 (as amended, the “Schedule 13E-3”), in each case by (a) Blue Eagle Acquisition Sub, Inc., a Georgia corporation (the “Purchaser”) and a wholly-owned subsidiary of Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), (b) Parent, (c) Blue Eagle GP, LLC, (d) Sterling Capital Partners IV, L.P., (e) SC Partners IV, L.P., (f) Sterling Capital Partners IV, LLC, (g) Innotrac Corporation, a Georgia corporation (“Innotrac”), and (h) Scott D. Dorfman, relating to a tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Innotrac at a purchase price of $8.20 per share, payable net to the seller in cash, without interest and less applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and the related merger of Purchaser with and into Innotrac. Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO originally filed with the SEC on December 4, 2013. Items not amended remain unchanged, and capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Schedule 13E-3.

The information contained in the Tender Offer Statement on Schedule TO filed with the SEC on December 4, 2013, as amended and supplemented by Amendment No. 1 thereto, filed with the SEC on December 5, 2013, Amendment No. 2 thereto, filed with the SEC on December 12, 2013, Amendment No. 3 thereto, filed with the SEC on December 23, 2013, and Amendment No. 4 thereto, filed with the SEC on January 6, 2014 (as so amended and supplemented, the “Schedule TO”), copies of which are included as Exhibits (a)(1)(G), (a)(1)(H), (a)(1)(I), (a)(1)(J) and (a)(1)(K), respectively, to the Schedule 13E-3, and the information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Innotrac with the SEC on December 4, 2013, as amended and supplemented by Amendment No. 1 thereto, filed with the SEC on December 5, 2013, Amendment No. 2 thereto, filed with the SEC on December 12, 2013, Amendment No. 3 thereto, filed with the SEC on December 23, 2013, and Amendment No. 4 thereto, filed with the SEC on January 6, 2014 (as so amended and supplemented, the “Schedule 14D-9”), copies of which are included as Exhibits (a)(2)(A), (a)(2)(B), (a)(2)(C), (a)(2)(D) and (a)(2)(E), respectively, to the Schedule 13E-3, is incorporated by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule TO and the Schedule 14D-9.

Item 1.	Summary Term Sheet
Item 2.	Subject Company Information
Item 4.	Terms of the Transaction
Item 11.	Interests in Securities
Item 15.	Additional Information

Items 1, 2, 4, 11 and 15 of the Schedule 13E-3 are hereby amended by adding the following paragraphs thereto:

“The offering period of the tender offer by Purchaser (the “Offer”) expired at 6:00 p.m., New York City time, on Friday, January 3, 2014. Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”), has advised Innotrac, Purchaser and Parent that, as of such time, a total of 6,149,923 shares of the common stock of Innotrac, par value $0.10 per share (the “Shares”), were validly tendered and not withdrawn in the Offer (excluding Shares tendered by notices of guaranteed delivery), representing approximately 46.4% of the outstanding Shares, with an additional 22,900 Shares tendered by notices of guaranteed delivery. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the Offer, at the offer price of $8.20 per share (the “Offer Price”). An additional 5,839,462 Shares, representing approximately 44.1% of the total Shares outstanding, are owned by Mr. Dorfman and certain related shareholders and will be contributed to Parent pursuant to a Contribution and Support Agreement in exchange for 47,883.59 preferred limited partnership units of Parent. Immediately following the contribution contemplated by such Contribution and Support Agreement, Parent will contribute such Shares to Purchaser as a contribution to the capital of Purchaser.

Following the consummation of the Offer and the contribution of the Shares held by Mr. Dorfman and certain related shareholders, Purchaser will hold approximately 90.5% of the outstanding Shares, which will be in excess of the 90% threshold required to effect a “short-form” merger without a vote of Innotrac’s shareholders pursuant to Section 14-2-1104(a) of the Georgia Business Corporation Code (the “GBCC”).

Purchaser plans to cause the Merger to become effective as a short-form merger on January 6, 2014. In the short-form merger, Purchaser will merge with and into Innotrac without prior notice to, or any action by, any other shareholder of Innotrac, and each outstanding Share (other than Shares held in the treasury of Innotrac or owned by Parent or Purchaser or held by shareholders who properly demand and perfect dissenters’ rights under the GBCC) that was not tendered in the Offer will convert into the right to receive from Purchaser the Offer Price per Share in cash, without interest and less any applicable withholding tax. Following the completion of the Merger, Innotrac will become a wholly-owned subsidiary of Parent. In connection with the closing of the Merger, Innotrac has requested that the NASDAQ Capital Market (“NASDAQ”) file a notification of removal from listing on Form 25 with the Securities and Exchange Commission (the “SEC”) with respect to the Shares and suspend trading of the Shares on NASDAQ prior to the opening of trading on January 7, 2014. Parent intends to cause Innotrac to file a Form 15 with the SEC to effect the termination of registration of the Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended.

On January 6, 2014, Innotrac, Purchaser and Parent issued a press release announcing the expiration of the Offer Period and the acceptance for payment of Shares validly tendered in the Offer. The press release is filed as Exhibit (a)(5)(A) to this Schedule 13E-3 and the information set forth in the press release is incorporated herein by reference.”

ITEM 16. EXHIBITS

Item 16 is hereby amended and supplemented by adding the following exhibits:

(a)(1)(K)	Amendment No. 4 to the Tender Offer Statement on Schedule TO, dated January 6, 2014 (incorporated by reference to Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed with the SEC on January 6, 2014).
(a)(2)(E)	Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9, dated January 6, 2014 (incorporated by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on January 6, 2014).
(a)(5)(A)	Press Release issued by Innotrac, Parent and Purchaser on January 6, 2014 (incorporated by reference to Exhibit (a)(5)(A) to Amendment No. 4 to the Schedule TO, filed on January 6, 2014).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2014

Blue Eagle Acquisition Sub, Inc.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle Holdings, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle GP, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Sterling Capital Partners IV, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

SC Partners IV, L.P.

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Sterling Capital Partners IV, LLC

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Innotrac Corporation

By:	/s/ Stephen G. Keaveney
Name:	Stephen G. Keaveney
Title:	Chief Financial Officer and Secretary

Scott D. Dorfman

/s/ Scott D. Dorfman